Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA • ASIA PACIFIC • EUROPE	+1 212 839 8673 NGREENE@sidley.com

May 31, 2022

Jeremy Esperon
U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F. Street, N.E.
Washington, DC 20549

Re:	First Eagle Credit Opportunities Fund (the “Fund”)
File Nos.: 333-239995 and 811-23592
Post-Effective Amendment No. 8 to the Fund’s Registration Statement on Form N-2

Dear Mr. Esperon:

Thank you for your comments regarding Post-Effective Amendment No. 5 to the Fund’s registration statement on Form N-2, filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2022 (the “PEA”). This letter provides the requested supplemental responses to your comments, which you provided to us by telephone on May 2, 2022.

We have made the applicable changes in the attached filing pursuant to Rule 486(b) under the Securities Act of 1933, as amended (the “Securities Act”), with an immediate effective date.

Capitalized terms used herein, but not otherwise defined, have the meaning ascribed to them in the PEA.

1.	COMMENT: You asked that the Fund provide its responses to your comments five business days in advance of the effective date.

RESPONSE: The Fund’s responses were provided supplementally to the staff of the Commission on May 24, 2022.

2.	COMMENT: On the cover page, in the second paragraph, there is a reference to the Fund’s multi-class exemptive relief. Please confirm supplementally that the disclosure requirements imposed by such relief have been satisfied.

RESPONSE: The Fund confirms that the disclosure requirements imposed by the multi-class exemptive relief have been satisfied.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

3.	COMMENT: On the second page of the cover page, please conform footnote (b) to the offering price table to the corresponding footnote in the fee table. Specifically, the second to the last sentence states: “The Fund has agreed to repay FEIM for fees and expenses waived or reimbursed for the class provided that repayment does not cause annual operating expenses to exceed [ ] of the class’ average net assets, or such other lower amount as may be in place at the time of repayment.” Specifically, please add “(after the repayment is taken into account)” prior to “to exceed [ ]” so that the disclosure reads: “does not cause annual operating expenses (after the repayment is taken into account) to exceed [ ] of the class’ average net assets.”

RESPONSE: The Fund has revised the referenced disclosure as requested.

4.	COMMENT: On page 13, under Distribution Risk, in the discussion regarding return of capital distributions, please add the following disclosure: “Return of capital distributions are returns of investors own investments and should not be considered the dividend yield or total return of an investment in the Fund. Shareholders who receive the payment of a distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Shareholders should not assume that the source of a distribution from the Fund is net profits.”

RESPONSE: The Fund has added the referenced disclosure as requested with the following modification to the last sentence:

“While the Fund generally expects distributions to consist of net profits, shareholders should not assume that ~~the source of a distribution from the Fund is net profits~~ this will be the case in all instances.”

5.	COMMENT: Please provide a complete fee table and expense example with your response.

RESPONSE: The complete fee table and expense example were provided to the Staff on May 24, 2022.

6.	COMMENT: On page 15, in the narrative above the fee table, consider deleting the second sentence which states: “Because the Fund has a limited operating history, many of these expenses are estimates.”

RESPONSE: The referenced disclosure has been deleted.

7.	COMMENT: To the extent you will be estimating Other Expenses for the Class A-2 Shares, please disclose in a footnote that Other Expenses are based on estimated amounts for the current fiscal year. Please also supplementally provide the basis for such estimates.

RESPONSE: The Fund is not estimating Other Expenses. The Other Expenses for Class A-2 Shares are the same as the Other Expenses for the existing Class A Shares (as disclosed in the Fund’s Prospectus, dated April 30, 2022) less the difference in class-specific expenses between the Class A shares and Class A-2 shares.

8.	COMMENT: On page 23, in the third paragraph, there is a statement as follows regarding the issuance of Preferred Shares: “While the Fund does not anticipate doing so, it may issue Preferred Shares in an aggregate amount of up to 50% of its Managed Assets.” Please confirm supplementally that the Fund will not issue preferred shares within one year of the effective date of the Registration Statement.

RESPONSE: The Fund confirms that it does not anticipate issuing preferred shares within one year of the effective date of the Registration Statement.

9.	COMMENT: In Part C, Item 34, please update the language for this Item to the new Form N-2 disclosure. Specifically, please revise the references to Rule 497 to Rule 424.

RESPONSE: The Fund has updated the disclosure in Item 34, as requested.

10.	COMMENT: In the signature page, please track the requirements of Section 6 of the Securities Act. Specifically, please identify the Principal Accounting Officer or the Comptroller.

RESPONSE: The Fund has identified the Principal Accounting Officer in the signature page as requested.

****

Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 839-8673.

Sincerely, /s/ Nathan J. Greene Nathan J. Greene, Esquire (as Attorney for the Funds)

cc:

Sheelyn Michael, Deputy General Counsel, First Eagle Investment Management, LLC

Andrew M. Friedman, Sidley Austin LLP